SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 4, 2007

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)     The Press Release issued on June 4, 2007.

Amsterdam • 1 June 2007

ING announces start of share buyback programme.

Further to the announcement on 16 May 2007, ING Groep NV announces the start of the EUR 5.0 billion open market share buyback programme as of today. At the current share price, this represents approximately 6,8% of the total shares outstanding.

The purpose of the share buy-back programme is to further optimise the capital structure of the Group, reduce the cost of capital and improve earnings per share, while retaining sufficient capital to fund the significant growth we have in our businesses as well as small bolt-on acquisitions and an attractive dividend.

The repurchase programme is expected to continue for 12 months. ING will provide weekly an update on the progress of the share buy back programme on www.ing.com/investorrelations.

The company intends to cancel the shares that it receives upon cancellation of the depository receipts acquired, for which it will seek shareholder approval at the next annual general meeting of shareholders in 2008.

Press enquiries: Carolien van der Giessen, ING Group +31 20 541 6522, carolien.van.der.giessen@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/ C. Blokbergen
C. Blokbergen Corporate Legal Department Head Legal Department

Dated: June 4, 2007